September 13, 2019

Michael F. Kanan
Senior Vice President and Chief Financial Officer
Avadel Pharmaceuticals plc
Block 10-1
Blanchardstown Corporate Park
Ballycoolin
Dublin 15, Ireland

       Re: Avadel Pharmaceuticals plc
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-37977

Dear Mr. Kanan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance